

June 14, 2011

Via E-mail
Mr. James Reagan
Chief Financial Officer
Vangent, Inc.
4250 North Fairfax Drive, Suite 1200
Arlington, VA 22203

> **Re: Vangent, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 23, 2011**
> **Form 8-K/A Filed November 16, 2010**
> **File No. 333-145355**

Dear Mr. Reagan:

We have reviewed your letter dated May 17, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 25, 2011.

Form 10-K for Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 8. Intangible Assets, page F-16

1.   In your response to our previous comment 6 you state that there are no legal factors that would limit the useful life of the IP, yet you state that the Assessment IP is protected by copyrights. Please tell us the terms of the related copyrights and explain why they are not a factor in determining the useful life of the asset. Further you state there are no economic factors that would limit the useful life of the IP; however, you took an impairment charge for over 37 percent of the balance in 2010 due to the impact of the

recession and high unemployment levels on your customers. In addition, your response to comment 5 refers to other economic factors such as reductions in hiring patterns and reductions in training and assessment service revenues. Tell us how you considered these economic difficulties in determining that your IP asset continued to have an indefinite useful life. We refer you to ASC 360-10-35-22. In addition, explain further how you assessed the market competition in concluding that your IP asset has an indefinite useful life.

Note 9. Goodwill, page F-17

2.   We note your response to our previous comment 5 regarding your impairment analysis of the goodwill for the Human Capital Group. We further note that revenue for this segment decreased 20 percent in the three months ended March 31, 2011 as compared to the three months ended March 31, 2010. Please tell us whether the operating results in 2011 are consistent with the estimates and assumptions used in your December 31, 2010 impairment analysis. If not, please tell us what facts and circumstances have changed since that analysis, whether you anticipate recording an impairment charge and your consideration for expanding disclosures in this regard.

3.   In addition, please quantify the significant assumptions used in your analysis at December 31, 2008, 2009 and 2010. Also, your response indicates that you use both an income approach and a market approach in assessing goodwill for impairment; however, your disclosures on page 25 refer only to the use of the income approach.   Please explain. To the extent you also use the market approach in your analysis, then describe further the assumptions used and tell us how you weight the two approaches.

Note 12. Income Taxes, page F-20

4.   It appears from your response to our previous comment 7 that you have given the most weight to the positive cumulative U.S. pretax income for the twelve consecutive quarters ended December 31, 2010 in determining that the U.S. deferred tax valuation allowance should be released. Please further explain the significance of this factor considering there appears to be no upward trend for that time period. Also expand on your consideration of the company's existing contracts or firm sales backlog as positive evidence as described in ASC in 740-10-30-22. Lastly, please tell us whether the operating results for the three months ended March 31, 2011 are consistent with the estimates made as of December 31, 2010.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief